Exhibit No. 5.4

JOINT VENTURE AGREEMENT
OPERATING

JOINT." VENTURE AGREEMENT (this "Agreement"), dated as of the day of February 28 , 2007 by and among Shearson Home Loans, a Nevada Corporation herein after referred to as ("SHL"), and Stinson Financial Group, Inc., a California Corporation herein after referred to as ("SFG").

RECITALS

WHEREAS, effective as of February 28, 2007, the Board of Directors of SHL has determined that it is appropriate and in the best interest of SHL and all related parties that such a joint initiative be carried out in the form of a joint venture between SHL and SFG on the terms and subject to the conditions set forth in this Agreement (the "Joint Venture")

NOW, THEREFORE, the parties hereto hereby agree as follows;

1.     Formation. SHL and SFG hereby agree to the legal formation of the Joint Venture, which Joint Venture shall be structured in the manner acceptable to SHL and SFG which shall require the formation of an entity i.e. an LLC in the State of Nevada. Described in Exhibit A attached hereto.

2.    `Name. The name of the Joint Venture shall be Shearson Group I, LLC ("SG"). The Joint Venture shall be referred to as a joint venture; with SHL and SFG.

3.     Field. The business of the Joint Venture shall be limited to the field which is originating and banking mortgage loans (as such description may be amended from time to time in accordance with this Agreement, the "JV Field").

4.            Contributions. SHL and SFG agree to make the contributions to the Joint Venture as described further in this Agreement (the "Initial SHL Contribution and, together with the Initial SHL Contribution, the "Initial Contributions").

5.     Employees. The initial employees of the Joint Venture shall be those employees of SHL and SFG identified on Exhibit B attached hereto (the" Employees").

6.     Terms and Conditions. Term. of this Agreement will have a term of one (1) year and shall automatically renew for additional one (1) years unless either party notifies the other of its intent not to renew at least ninety (90) days prior to the Agreement's scheduled expiration. Either party may suspend performance and/or terminate this Agreement immediately upon written notice at any time the other party is in material breach of any material warranty, term, condition or covenant of this Agreement.

The Terms and Conditions described hereto shall govern all other aspects of the Joint Venture.

TERMS AND CONDITIONS OF JOINT VENTURE

7.	Joint Venture Business and Related Fundamental Principles

7.1   Scope of SG Business. Activities of SHL and. SFG. The business of the Joint Venture as conducted through the SG shall be limited to the JV Field (which expressly includes the right to conduct such business jointly with collaboration partners). The SG shall not conduct any other similar business outside of the JV Field unless the JV Field definition is amended to include such other business in accordance with the terms and conditions contained herein. SHL and SFG shall engage in activities in the JV Field (whether directly or indirectly through collaboration with third parties) exclusively through the SG and shall not conduct any other similar business within the JV Field other than through the SG, the Joint Venture shall collect all revenues or other consideration from the loans generated.

(a)   Purposes of Company. SHL is a direct-to-consumer mortgage broker and banker, SFCT will originate mortgage loans from its branch network which will be banked with SHL. SG will manage the payroll accounts, disbursement of funds and commissions to respective branches, personnel and HR functions and otherwise any and all management associated with the origination of loans which are banked with SHL. SG will perform all functions associated with banking a mortgage loan originated by SFG including, if required, underwriting, funding, dots, shipping, and warehousing said loans on 5HL's warehouse credit facilities. SHL shall allow SFG to use and benefit from its state licenses in various states and from time to time shall set up additional licenses as may be required.

7.2   Role within SG. The following principles shall govern the operation of the Joint Venture as a business unit within SG:

(a)   As specified in further detail in Section 14 below, the SG shall have its own board of managers (the "JV Board") and management who shall be responsible for the operation of the SG's business. The term of employment for management shall be determined by the JB Board.

(b)   The parties recognize that certain matters relating to or affecting SG may also relate to or affect SHL or SFG. Therefore, as a general principle these matters should be subject to the same procedures and processes currently used to resolve issues between SHL and SFG, with the understanding that SG would be included in those procedures and processes as applied to such matters. These procedures and processes includes any processes or procedures for resolution of issues between SHL and SFG, or among SHL, SFG, and the SG, as may be applicable from time to time.

(c)   The parties also recognize that, since SG operate under the authority of the board of managers (the "SG Board"), the terms, conditions, ownership, and operation of the Joint Venture shall at all times remain subject to the ultimate supervision of the SG Board. Section 14 below outlines this principle in further detail, and in particular identifies certain "Fundamental Changes" which require the approval of the SG Board.

(d)         Within this framework, the parties anticipate that disputes and disagreements can be minimized by encouraging ongoing consultation and discussions among the parties and by using formal processes and procedures where necessary or appropriate. The parties shall communicate regarding potential concerns before signing agreements or committing to transactions, and are encouraged to initiate dialogue, whenever there is potential for conflict or disagreement even where this potential is not deemed significant.

7.3           JV Field Definition and Interpretation. The JV Field definition affects all parties, and therefore interpretation and amendment of the definition shall be subject to the approval and oversight of the SG Board as outlined in Section 14. However, the SG Board, acting in consultation with SG management, shall have the primary responsibility for reviewing the JV Field definition from time to time and recommending any proposed amendments to the SG Board. Such review shall occur at least on an annual basis, but shall also occur more frequently as circumstances require from time to time as they believe necessary or appropriate with respect to the JV Field definition,

7.4    Business Opportunities, Including New Computer Technology and IP. If either SHL or SFG identifies a business opportunity within the JV Field (including any proposed acquisition of technology or other intellectual property or improvements thereto with applications within the JV Field, they shall present this opportunity to the SG Board., it shall be within the sole discretion of the SG Board as to whether or not the SG shall pursue the business opportunity.

7.5   Certain Third Party Collaborations. Notwithstanding the restriction in Section 7.1 above, SG, SHL and SFG may individually establish collaborations with third party companies to conduct business to include Loan originations, processing, underwriting banking, funding and establishing warehouse lines and facilities specifically in connection with the business.

8.	Formation/Capitalization

8.1   Nature of Joint Venture; Ownership. The Joint Venture shall be conducted by SFG and SHL through the SG. SHL and SFG shall each own their respective interests in SG through SHL with 50% and SFG with 50% in SG. The economic and voting rights associated with those membership interests in SG shall represent equal membership interests in the SG with respect to all matters (including voting and economic rights) except as otherwise specifically provided in this Agreement. SHL and SFG, as members, respectively, of the SG, shall account for their respective membership interests in the SG consistent with the rights and obligations associated with those interests pursuant to the JV Operating Agreement, which shall embody and/or incorporate by reference the principles outlined in Section 13 below.

8.2   Initial Capital Contributions. The Initial Contributions of SHL shall be $1,000 and SFG shall be $1,000 to for the benefit of SG.

8.3   Future Capital Contributions. All future funding needs for the SG shall be satisfied in accordance with Section 13.3 and subject to the following:

      (a)   Except as set forth in this Agreement with respect to the Initial Contributions, all contributions from the parties shall be in the form of cash unless otherwise approved by the SG Board. Non-cash contributions shall be valued at the fair value of the property contributed as determined by the SG Board.

The SG Board shall review and approve the SG business plan and corresponding budget (including fixed and working capital requirements) prior to the commencement of each of its fiscal years, and at such other times a the SG Board determines from time to time.

9.	Intellectual Property Matters

9.1   IP Contributions by SHL and SFG. The initial intellectual property contributions of each of SHL and SFG to SG. respectively, include the intellectual property specifically presently used in the day to clay operation of the business to include computer technology, and know-how (including improvements and modifications thereto) for applications within the JV Field, SG shall have the right to use such intellectual property within the JV Field including the right to any State license or sublicense required to do business in any given state. SHL and SFG shall use their reasonable efforts to ensure that future contrasts with third parties do not contain restrictions that would restrict the SG's access to and use of their intellectual property as contemplated by this Section, and before entering into any contract that contains such a restriction they shall obtain the approval of the SG Board.

9.2   Rights to Technology Developed or Acquired by SHL, SFG and SG. SG shall have the exclusive; right to use intellectual property developed or acquired by SHL or SFG within the JV Field.

9.3   Rights to Third-Party Technology. SHL's or SFG's subsequent acquisition of rights to technology or other intellectual property or improvements thereto from a third party with applications within the JV Field shall be available to SG.

9.4   SFG's Existing Collaborations. The parties acknowledge that SFG currently is a party to certain collaboration (warehouse lines) and other agreements that, among other things, provide third parties with access to certain SFG technology for use in certain fields, including fields that would be considered within the JV Field. Notwithstanding anything to the contrary contained herein, these agreements and the transactions and relationships established by them shall be deemed excluded from the JV Field and the grant. of rights to third parties under these agreements shall not be a violation of this Joint Venture Agreement if and to the extent that SFG is, under the terms and conditions of such collaboration and other agreements, prohibited from assigning them to the SG. SFG and the SG will separately agree in writing on the list of collaboration and other agreements. For the avoidance of doubt, it is understood that even if collaboration or other agreement is excluded under this Section, intellectual property that SFG may derive from such agreement within the JV Field will be deemed contributed to the SG for its exclusive use within the JV Field, unless prohibited under the terms of such collaboration and other agreements.

10.	Governance.

10.1   SG Board, The Joint Venture shall operate under the supervision of the SG Board, which shall have the authority of a "manager" of a limited liability company under the Limited Liability Company Act of the State of Nevada, subject to the specific limits set forth herein. The following provisions shall apply to the SG Board:

(a)   Composition. The SG Board shall have two (2) members, consisting; of.

(i)	one member appointed by SHL as a member of SG (the "SHL Nominee"),
(ii)	one member appointed by SFG as members of SG (the "SFG Nominee")

(b)         Meetings. Meetings of the SG Board shall be held from time to time as the parties deem necessary or as required to take the actions specified herein, and as may otherwise be requested from time to time by the any one member. A quorum for meetings requires the presence of the SHL Nominee and one SFG Nominee. (Or, if applicable, their designated alternates or proxies).

(c)         Voting. Approval of matters voted on by the SG Board at meetings requires unanimous vote of the entire SG Board (regardless of who is present at a meeting);

(d)           No Fiduciary Duties. No members of the SG Board shall have any fiduciary or similar duties to the members of the SG, and are therefore free to vote in accordance with instructions from the parties nominating such members.

(e)           Action By Written Consent. Notwithstanding the foregoing, any action required or permitted to be taken at any meeting of the SG Board may be taken without a meeting if all members of the SG Board consent thereto in writing.

(f)           Indemnification. The G shall indemnify and hold harmless each member of the SG Board from and against any and all claims and demands to the fullest extent permitted by law.

10.2   Joint Venture Management. The day-to-day operations of the Joint Venture shall be run by a management team employed by, and dedicated to, SG under the management and direction of the SG Board. Such management team shall be headed by a president (the "JV President") who shall initially be determined. The balance of the management team, and the personnel filling management positions, shall be determined from time to time by the JV President under the supervision of the SG Board. The management of the SG shall have such authority as the SG Board shall from time to time delegate.

11.	Operations

11.1   Access to SHL and SFG Products and Services. From time to time, the SG may require products and services of SHL or SFG in addition to those products and services that constitute the Initial Contributions. SHL and SFG, as applicable, shall supply the SG with such products and services on terms and conditions approved by the SG Board.

11.2   Access to Corporate Overhead. SG shall have access to SHL and SFG general corporate resources (including, accounting and legal).

12.	Employees and Benefits and Payroll

11.1  Employees. SG shall be staffed with employees who are dedicated full time at this time with SHL or SFG to the business of the SG. SG shall be prohibited from hiring employees of either SHL or SFG without the consent of the affected group, except that the employees identified on Exhibit B shall initially staff the JV and no consent of SHL or SFG is required with respect to such employees.

12.2   Compensation and Benefits. Matters relating to the compensation and benefits of SG personnel shall be determined by management of SHL or SFG respectively consistent with and in accordance; with applicable policies.

12.3   Funds to both Members will be distributed on an as funded basis meaning disbursements will be made upon the closings of each loan transaction.

13.	Tax/Accounting Matters

13.1   Joint Venture Losses. SG losses shall be for the account of SHL, as a member of the SG, and SFG, as a member of the SG (and accordingly recorded by SHL or SFG, as applicable, on their books), as follows:

(a)        SHL and SFG shall seek advise from their accountants as to determine the proper structure; and

(b)        All operating profits or losses of the SG above shall be allocated proportionately based on the respective interest of ownership.

13.2   Joint Venture Profits. SG profits shall be for the account of SHL, as a member of SG, and SFG as a member of SG (and accordingly recorded by SHL or SFG, as applicable, on their books), as follows:

(a)    All profits of SG shall be allocated 50% for the account of SFG and 50% for the account of SHL of the net proceeds after all expenses.

(b)   A schedule of direct and indirect expenses by both parties will be attached as Exhibit C to the agreement and will be allocable expenses to be paid out to each respective Member prior to the pro-rata distribution of profits per transaction,

13.3   Cash Contributions.

(a)   Cash operating losses of SG if any shall be funded by SHL and SFG LLC.

(b)   Working capital requirements of thy; SG shall be funded by SHL equal to $1,000 and SFG equal to $ 1,000 as members of SG. Working capital shall be measured at the end of each fiscal quarter as the cash flow impact of the change in the current asserts and liabilities of the SG.

13.4   Reimbursement of Tax Benefits. SHL and SHG shall split proportionately any benefits based on their respective interest in ownership.

13.5   Distributions on Liquidation. Upon a liquidation of the SG's business (which for these purposes includes a sale of the business regardless of the legal structure of such transaction), the assets of the SG (or, if applicable, the proceeds of such sale) shall be allocated to SHL and SFG as the members of the SG proportionately based on the respective interest in ownership.

14.	Matters Subject to SG Board Approval or Review

14.1   Role of SG Board. Notwithstanding anything to the contrary contained herein, all matters relating to SG shall at all tines remain within the purview of SG Board, which shall have the authority to review matters relating to the SG or the SG Board on its own initiative and, if it deems appropriate, instruct SG or the SG Board regarding particular matters (in which case SG and the SG Board shall be bound to comply with such instructions). Without limiting the foregoing, the conduct of the business of SHL, SFG, and the SG shall at all times remain in full compliance of the law.

14.2   Fundamental Changes. Although the parties do not anticipate any material alteration in the fundamental structure and ownership of SG for the foreseeable future, from time to time circumstances may arise, which warrant consideration of such alterations ("Fundamental Changes"), Fundamental Changes, defined to include the following matters, require approval of the SG Board:

(a)   Terminating the Joint Venture by transferring its business to either or both of SHL and/or SFG.

(b)   Spinning off SG into an independent business.

(c)   Altering the ownership of the SO between SHL and SFG due to, for example, alterations in the rights or obligations (including contribution commitments) associated with their direct or indirect interests in the SG as set forth in Section 13 above).

(d)   Allowing a third party to participate in the SG, including by way of a transfer by either or both of SHL and/or SFG of its direct or indirect interest or by contribution of new equity into the SG.

(e)   Liquidating the SG in whole or in part by disposing of some or all of its assets to a third party, and

(f)   Other matters identified by the, SG Board from time to time as Fundamental Changes,

14.3   Interpretation of Agreement; Resolution of Disputes. It is the intent of the parties that, subject to the preceding provisions of this Section, all issues relating to SG, including the interpretation of this Agreement, be decided or resolved by the SG Board or, in the case of issues which affect or relate to SHL or SFG (including, without limitation, issues relating to the definition of the JV Field), However, any dispute, disagreement, or deadlock relating to the SG which cannot be so resolved may be taken to arbitration and any resulting determination by arbitration shall be binding on the parties.

15.	Amendment and Waiver

15.1   Subject to any approval of the SG Board required under Section 14 of this Agreement, the terms and conditions contained in this Agreement may be amended, and the conduct of the parties may deviate from such terms and conditions, with the approval of the SG .Board, provided, however, that any amendment to this Agreement, upon receiving the necessary approval, shall be, in a written instrument signed by (a) SHL and (b) SFG. In addition. if any provision of this Agreement specifies that the approval or determination of the SG Board is required for or with respect to any matter, then such prevision may not be amended, and the conduct of the parties shall not deviate from such provision, without the approval of the SG Board.

16.	Miscellaneous

16.1   Notices. All notices, authorizations, and requests sent to either party in connection with this Agreement shall be deemed given on the day they are delivered in person or sent by air express courier, charges prepaid, and addressed as follows (or to such other address as the party to receive the notice or request so designates by written notice to the other).

If to: Stinson Financial Group, Inc

3636 Camino Del Rio N., Ste. 230 San Diego, CA 92108 -1700
Attn. Harry Davis

If to: Shearson Home Loans

2470 St.Rose Parkway, Ste. 314 Henderson, NV 89074
Attn: Michael Barron

16.2   Severability. If any provision of this Agreement be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the provisions shall be interpreted to the maximum extent as necessary to carry out the intent of the parties and any remaining provisions, as applicable, shall remain in full force and effect.

16.3   Waiver. Any waiver of a default or condition held by either party shall not be deemed a. continuing waiver of such default or condition or a waiver of any other default or condition.

16.4   Assignment. Neither party may assign any of its rights, obligations or privileges (by operation of law or otherwise) hereunder without the consent of the other party, which shall not be unreasonably withheld.

16.5   Captions. The heading of articles, sections and other subdivisions hereof are inserted only for the purpose of convenient reference and it is recognized that they may not adequately or accurately describe the contents of the paragraph that they head. Such headings shall not be deemed to govern, limit, modify or in any other manner affect the scope, meaning or intent of the provisions of this agreement, or any part or portion thereof, nor shall they otherwise be given any legal effect.

16.6   Applicable Law. This Agreement shall he governed by, performed under and construed in accordance with the laws of the State of California, without giving effect to the Conflict of law principles thereof.

16.7   Jurisdiction and Process. The parties hereby consent to the exclusive jurisdiction and venue of the state and federal courts of San Diego, California. Process may be served on any party by U.S. Mail, postage prepaid, certified or registered, return receipt requested, or by such other method as is authorized by law.

16.8   Attorneys' Fees. If SHL or SFG Employs attorneys to enforce any rights arising out of or relating to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs, including expert witness fees.

16.9   Entire Agreement. This Agreement does not constitute an offer by either party and it shall not be effective until signed by all parties. This Agreement, constitute the entire Agreement and understanding between the parties as to the subject matter hereof, and supersedes and replaces all prior or contemporaneous Agreements, written or oral, as to such subject matter. This Agreement may be changed only in writing stating that it is an amendment or modification to this Agreement, and signed by an authorized representative of each of the parties hereto.

SIGNATURES ON NEXT PAGE

IN WITNESS WHEREOF, the parties agree to the foregoing as of the date first written above.

SHEARSON HOME LOANS

By /s/ Michael Barron
Name: Michael Barron
Title: Chief Executive Officer

STINSON FINANCIAL GROUP, INC.

By:  /s/ Harry Davis
Name: Harry Davis
Title: President